UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50241

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SALEM PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11111 SANTA MONICA BLVD, STE 2250

(No. and Street)

LOS ANGELES	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GOLI KAMANGAR   310-806-4213   GKAMANGAR@SALEMPARTNERS.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FARBER HASS HURLEY LLP

(Name – If individual, state last, first, and middle name)

9301 OAKDALE AVE, STE 230   CHATSWORTH   CA   91311

(Address)	(City)	(State)	(Zip Code)

10/22/2003   223

(Date of Registration with PCAOB)(If applicable)   (PCAOB Registration Number, If applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN PROUGH_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SALEM PARTNERS, LLC_____, as of 12/31_____, 2 23____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



GOLI KAMANGAR
Notary Public · California
Los Angeles County
Commission # 2480029
My Comm. Expires Feb 18, 2028



Signature: _____

Title:
CO, CEO _____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SALEM PARTNERS, LLC

FINANCIAL STATEMENTS
AND
REPORTS OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

YEAR ENDED DECEMBER 31, 2023

 **FARBER HASS HURLEY LLP**
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Salem Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salem Partners, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Salem Partners, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Salem Partners, LLC's management. Our responsibility is to express an opinion on Salem Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Salem Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Salem Partners, LLC's auditor since 2020.
Chatsworth, California
March 29, 2024

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS		
Cash	$	1,249,070
Accounts receivable ($55,688 related parties)		984,028
Prepaid expenses and other assets		54,117
Due from related parties		3,961
Furniture, fixtures and equipment, net		121,465
Deposits		37,633
Right of use (lease)		1,353,086
Total assets	$	3,803,360
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	62,320
Unearned revenues		380,000
Due to related party		45,379
Lease liability		1,612,252
Total liabilities		2,099,951
Member's equity		1,703,409
Total liabilities and member's equity	$	3,803,360

See accompanying notes to financial statements.

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023

1. **Summary of significant accounting policies and business of the Company:**

Formation of the Company:

Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, advisory, and management services to clients primarily in the media and entertainment, technology, life sciences and real estate industries. The Company does not hold customer funds or securities.

Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable:

Accounts receivable consist of amounts due from clients for investment banking, valuation, and management services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At January 1, 2023 he Company had receivables of $3,053,016 due from its customers. At December 31, 2023 the Company had receivables of $984,028 due from its customers. As of December 31, 2023, management determined that an allowance for doubtful accounts was not necessary. As of December 31, 2023, the Company had receivables from entities in which members of the Company's parent have an ownership interest (see Note 9).

1. **Summary of significant accounting policies and business of the Company (continued):**

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 financial instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these financial instruments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors including, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the financial instruments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for financial instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. **Summary of significant accounting policies and business of the Company (continued):**

    Fair Value – Definition and Hierarchy (continued):

    Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many financial instruments. This condition could cause a financial instrument to be reclassified to a lower level within the fair value hierarchy.

    Use of accounting estimates in the preparation of financial statements:

    The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Income taxes:

    The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

    The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2023, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor were any interest expense or penalties recognized during the year ended December 31, 2023. Tax years subject to examination include 2020 through the current period.

    Loss contingencies:

    Loss contingencies, including claims, regulatory and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

1. **Summary of significant accounting policies and business of the Company (continued):**

    Leases:

    The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in two noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable

    and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is reeognized on a straight-line basis over the lease term.

    Subsequent Events

    The Company evaluated the impact of subsequent events through March 29, 2024, which is the date the financials statements were issued, and has determined that there were no subsequent events that require adjustments to, or disclosures in, the financial statements.

2. **Furniture, fixtures and equipment:**

As of December 31, 2023, furniture, fixtures and equipment consisted of the following:

Computer equipment	$	69,174
Leasehold improvements		300,370
Equipment		10,910
Artwork		102,355
Furniture and fixtures		124,081
		606,890
Less accumulated depreciation and amortization		(485,425)
Net furniture, fixtures and equipment	$	121,465

3. **Operating leases:**

The Company held three operating leases for its office space. The Los Angeles office lease is a seven-year lease made effective in June 2013 and was renewed for an additional seven years through May 2027. The Los Angeles lease includes a renewal option and escalating rents over the lease term. The San Francisco lease was a one-year lease made effective February 2019 and was renewed to a three-year lease through January 2026 effective January 2023. A right-of-use asset and lease liability of $39,453 and $39,957, respectively, were included in the Statement of Financial Condition at the time of the three-year extension. The San Francisco lease is a fixed monthly amount over the lease term. The Texas office lease is a three-year lease through May 30, 2025 made effective June 2022 and is a fixed monthly amount over the lease term. Leases with an initial term of 12 months or less are not recognized on the balance sheet. The Company recognized lease expense for its leases on a straight-line basis over the lease term. Certain lease agreements included payments based on the Consumer Price Index (CPI) on which variable lease payments were determined and included in the right-of-use asset and liability on the Statement of Financial Condition. Variable lease payments that were not based on CPI were excluded from the right-of-use asset and lease liability and recognized in the period in which the obligations for those payments were incurred. The lease agreements did not contain any material residual value guarantees, restrictions or covenants. For the Los Angeles lease, operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term. The lease agreement held lease and non-lease components, which are general accounted for separately. However, the Company elected a practical expedient to not separate non-lease components from lease components for all classes of underlying assets. In determining the discount rates, since the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate of 4.75%, the weighted-average discount rate, based on information available at the commencement date to calculate the present value of lease payments. As of December 31, 2023, the weighted-average remaining lease term for these leases is 3.36 years.

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023

3. **Operating leases:**

The following table represents the Company's right-of-use asset and lease liability for the period indicated:

December 31, 2023

Assets
Total right-of-use assets – Operating leases $1,353,086

Liabilities
Total lease liabilities – Operating leases $1,612,252

Year End	Lease Payments	Interest	Amortization of Right-of-use Assets	Lease Liability
12/31/2024	513,797	76,782	387,040	437,015
12/31/2025	525,080	55,843	397,480	469,237
12/31/2026	526,709	33,535	398,969	493,174
12/31/2027	222,935	10,109	169,597	212,826
	1,788,521	176,269	1,353,086	1,612,252

The Company's right-of-use asset and lease liability are included in the Company's Statement of Financial Condition.

4. **Unearned revenue:**

Unearned revenue of $380,000 represents amounts billed or collected but not yet earned under existing agreements. Unearned revenue as of January 1, 2023 was $358,615.

5. **Concentrations:**

At December 31, 2023, three clients account for approximately 46%, 28 and 11%, respectively, of the total outstanding accounts receivable balance. At December 31, 2023, 6% of the outstanding accounts receivable were from related parties in which members of the Company's parent have a direct or indirect ownership interest.

6. **Net capital requirement:**

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $502,206 which was $469,545 in excess of its required net capital of $21,774 and the Company's net capital ratio was .65 to 1.

7.   **Net capital requirement (continued):**

The Company's computation (included in the amended unaudited Part IIA of Form X-17A-5 as of December 31, 2023) of net capital agrees to the computation based on the financial statements.

8.   **Transactions with affiliates:**

Expense Sharing

During the year ended December 31, 2023, the Company distributed, to its member, a receivable of $273,612 from an entity in which members of the Company's parent have an ownership interest. Under an expense sharing agreement, this affiliated entity is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. During the year ended December 31, 2023, the Company charged the affiliate an additional $231,638, pursuant to the terms of the expense sharing agreement. As of December 31, 2023 the affiliated entity advanced $40,251 toward future allocated expenses and is included in Due to related parties in the December 31, 2023 Statement of Financial Condition. The amount outstanding during the year was non-interest bearing, unsecured and due on demand.

During the year ended December 31, 2023, the Company earned revenue for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest. member. As of December 31, 2023, there were no outstanding receivables from these entities.

During the year ended December 31, 2023, the Company advanced expenses of $3,961 for these entities and are included in due from related parties in the December 31, 2023 Statement of Financial Condition. The Company owes $45,379 to these entities for advanced payment of expenses and is recorded as due to related party at December 31, 2023.